UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                                 Washington D.C.

                        SWIFTY CARWASH & QUIK-LUBE, INC.

                                  COMMON STOCK

                              CUSIP NO. 870763 10 9

                     RACHEL L. STEELE, PRESIDENT, SECRETARY

                      17521 CRAWLEY ROAD, ODESSA, FL 33556

                                December 21, 1999

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        CUSIP NO. 870763 10 9 Page 1 of 4


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                                             CUSIP NO. 870763 10 9 Page 2 of 4

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(1)      NAME OF REPORTING PERSON

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Richard Kleinberg; ss####-##-####

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(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See ...Instructions)
                                    (a)     /./
                                    (b)     /X/
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(3)      SEC USE ONLY

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(4)      SOURCE OF FUNDS

         SC

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(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             /X/

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(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. Citizen

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                                    (7)     SOLE VOTING POWER

                                     ..........800,000..........

NUMBER OF SHARES
                                    (8)     SHARED VOTING POWER
BENEFICIALLY OWNED BY

EACH REPORTING PERSON                ............0...............

WITH

                                    (9)     SOLE DISPOSITIVE POWER

                                     ............800,000...........

                                    (10)    SHARED DISPOSITIVE POWER

                                    .............0................

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(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         800,000

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(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                           /NA/

                                             CUSIP NO. 870763 10 9 Page 3 of 4


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(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .07%

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(14)     TYPE OF REPORTING PERSON (See Instructions)

         IN

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Item 1. Security and Issuer.This  schedule relates to shares of Common Stock with a par value of $.0001 of SwiftyNet.Com, Inc. (the "Issuer") The Issuer's principal executive office is located at 17521 Crawley Road, Odessa, Florida 33556. The Company's President and Secretary is Rachel L. Steele. The Vice-President of the Issuer is Donald Hughes. Raymond Lipsch is Treasurer, CFO and CEO.

Item 2.  Identity and Background.

(a) Richard Kleinberg; (b) Residence: 614 Rollingwood Lane, Valrico, FL 33594;
(c) Mr. Kleinberg's principal business is acting as President and Owner of Thunderland Corp., a technology consulting and staffing company located in Valrico, Florida; (d) Mr. Kleinberg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years; (e) Mr. Kleinberg has been a party to a civil proceeding involving state or federal securities laws or violations thereof in the last five years. On June 17, 1994, Mr. Kleinberg had a federal tax lien entered against him. The lien was subsequently removed and the Internal Revenue Service stated that it was in error. (f) Mr. Kleinberg is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The Common Stock of the Issuer was obtained in the Issuers acquisition of Rankstreet.com, Inc., an Internet Company in which Mr. Kleinberg was a principal shareholder. Please refer to the Issuer's 8-K filing dated December 21, 1999 for details of that transaction.

Item 4.  Purpose of Transaction.

The purpose of purchases of securities by Mr. Kleinberg is investment. The reporting person does not intend to acquire additional shares in the Issuer however, he will continuously review his position in SwiftyNet.com, Inc. and may, depending upon the evaluation of the Issuer's business and prospects, as well as upon future developments, price, availability of shares and other factors, determine to increase, decrease or eliminate his position in the Issuer. The reporting person is not considering any plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the issuer other than general knowledge that the issuer's securities are the subject of a public offering where its securities will be sold and purchased; Mr. Kleinberg anticipates acquiring an additional 800,000 shares pursuant to the Agreement to purchase

                                             CUSIP NO. 870763 10 9 Page 4 of 4


Rankstreet.com, Inc. See the Issuers 8-K filing. (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the Company's business, corporate structure, charter or by-laws; (g) any change in the issuer's charter, bylaws or instruments which would impede the acquisition of control of the Company by any person; (h) any class of securities of the Company to be delisted from a National Exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association; (i) the Company's common stock to be eligible to be deregistered under the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) Mr. Kleinberg directly beneficially owns an aggregate interest of .07% in the Issuer with a total of 800,000 common shares. The Issuer has a total of 50,000,000 common shares authorized. As of December 29, 1999, 10,902,120 shares and 318,240 Purchase Warrants were outstanding. All but 159,120 shares are restricted under Rule 144. All of Mr. Kleinberg's shares in the Company are restricted. (b) Mr. Kleinberg has the power to vote all shares owned in the Company and to dispose or to direct the disposition of those shares; (c) No transactions were effected during the last 60 days; (d) Mr. Kleinberg has the right to receive dividends from all of his shares. He has no power to direct the distribution of shares in the Issuer; (e) NA.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Materials to Be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  /s/ Richard Kleinberg
Date:  December 30, 1999                      ---------------------------
                                                Richard Kleinberg